UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2018 Annual General Shareholders’ Meeting to be held on April 24, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 2, 2018

Item 1

To Our Valued Shareholders:

Looking back at 2017, we are very pleased with the results that we delivered and are optimistic with the future prospects for the McDonald’s brand in Latin America. Three years ago we outlined a plan to drive topline growth, capture efficiencies in our restaurant operations, streamline our cost structure and reduce our debt levels. We substantially met these goals through a focused execution of our strategic plans, despite the challenges that we faced from both economic pressures as well as natural disasters in some of our markets.

Among our most important achievements has been attracting more customers, more often, to our restaurants. Our successful strategy to drive topline growth produced increased comparable volume in each quarter of 2017. With higher volumes and an optimized cost structure, we created operating leverage and generated Adjusted EBITDA margins for the full year that were our highest since 2011. On a full year basis, and excluding Venezuela, we delivered comparable sales growth of 10.6% and total revenue growth of 11.9%. Consolidated Adjusted EBITDA, also excluding Venezuela, expanded by 18.6%, which led to a 50 basis point margin expansion in 2017.

We opened 50 new restaurants in 2017, ending the year with 2,188 restaurants, which included more than 120 Experience of the Future (EOTF) locations. We also added 223 Dessert Centers, bringing the year-end total to 2,877. McCafés totaled 316 as of December 31, 2017.

Across the region we are prioritizing the highest-impact initiatives that are the most appealing to our customers. Our redesigned affordability platform, with a wide selection of core products at accessible prices, is proving a powerful draw for both our most loyal customers as well as a key driver for converting our casual customers into more frequent visitors. We are very pleased that overall customer satisfaction scores, as measured by both internal and external sources, are on the rise throughout the region. These metrics are telling us that our employees have fully embraced the Cooltura de Servicio (Service Culture) program and are bringing greater energy and passion to their interactions with our customers.

Thanks to the disciplined execution of our strategy over the last few years, we are leaner, more efficient and have a stronger balance sheet. Importantly, we are accelerating our investment plans, which include adding more restaurant openings and upgrading existing restaurants with the EOTF concept in some of our main markets over the coming years.

We have now built a significant cash balance and are ahead of schedule on our plans for the current three-year period. As a result, we recently announced that we are revising our 2017 to 2019 targets to:

•	Open at least 200 new restaurants, up from 180 previously, mostly in Brazil;

•	Reinvest at least $390 million in existing restaurants, up from $292 million previously, to accelerate the implementation of EOTF, and;

•	Invest around $660 million in total capex, up from $500 million previously.

Importantly, we plan to fully fund our investment plans with currently available cash as well as cash from operations. In other words, we do not expect to increase gross debt to achieve these new targets.

At Arcos Dorados, we believe that we should provide our Shareholders with several sources of returns. Having reviewed our outlook, Management recommended and our Board of Directors recently approved the resumption of dividend payments. For 2018 the Company will pay a dividend of $0.10 per share to all Class A and Class B shareholders in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018. The dividend will be paid to shareholders of record as of April 2, 2018 and October 2, 2018, respectively.

As the clear market share leaders in most of our major markets we are also taking a leadership role in the industry when it comes to being socially and environmentally responsible. We are aligned with the announcements you have seen in the last few months from McDonald’s Corporation with respect to packaging and recycling, kids’ nutrition as well as the recent ground-breaking announcement on Climate Change.

Arcos Dorados is leading the effort to be part of the solution to youth un-employment in our region. In 2017, many of our markets partnered with local NGOs to raise funds during our Gran Dia. This successful campaign drove strong results, allowing us to continue backing Ronald McDonald House Charities as well as support young people through our new NGO partnerships.

As we look forward, I am confident that we have the right strategy to leverage our strong restaurant portfolio, locally favorite menu items and best people to continue on the path to sustainable growth and significant shareholder value creation.

Thank you for your continued support.

Sincerely,

Sergio Alonso

Chief Executive Officer

2

Item 2

NOTICE OF 2018 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2018 Annual General Shareholders’ Meeting to be held on April 24, 2018, at 10:00 a.m. (Montevideo local time) at the Company’s office located at Dr. Luís Bonavita 1294, 5th Floor office 501, World Trade Center Free Zone, Montevideo, Uruguay, 11300, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2017, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2017. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2018. (Proposal 2)

4.	Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2021. (Proposal 3)

a.	Mr. Woods Staton

b.	Mr. Ricardo Gutierrez

c.	Mr. Sergio Alonso

d.	Mr. Francisco Staton

Each of Messrs. Woods Staton, Ricardo Gutierrez and Sergio Alonso currently serve as Class I Directors on the board of directors of the Company and are standing for re-election. Mr. Francisco Staton is being nominated to the Board of Directors for the first time. The biographies of Messrs. W. Staton, R. Gutierrez, S. Alonso and F. Staton are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 26, 2018 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 20, 2018. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 3, 2018 to April 20, 2018 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mrs. Carolina Brovelli, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 3, 2018 to April 20, 2018 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton

Executive Chairman of the Board of Directors

Dated: March 20, 2018

BIOGRAPHIES OF PROPOSED CLASS I DIRECTORS

MR. WOODS STATON

Mr. Staton is the Executive Chairman of the Board. Mr. Staton was our Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from IMD in Switzerland and a Bachelor´s degree in economics from Emory University. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of SLAD beginning in 2004. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., or Panamco, which was Coca-Cola’s largest bottler in Latin America. Mr. Staton is cofounder of Endeavor Argentina, an organization for promoting entrepreneurship, as well as a founding partner of Ashoka Argentina, a global organization committed to investing in innovative solutions through social entrepreneurship. He was recently elected as a Board Member of the IMD Foundation in Lausanne, Switzerland. He is on the Global Board of Advisors of the Council on Foreign Relations in Washington D.C., serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars, as well as on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

MR. RICARDO GUTIERREZ

Mr. Gutiérrez is an independent member of our board of directors since July 1, 2016 and is a member of our Audit Committee. He graduated with a Bachelor’s Degree in Accounting from the Instituto Politécnico Nacional (Mexico City) and a Master’s Degree in Financing from the Universidad Lasalle (Mexico City). He also pursued postgraduate studies in Mexico and in the USA. Mr. Gutiérrez Muñoz was CEO of Mexichem from 1994 to 2010. Before joining Mexichem, he was Vice-President of Empresas Lanzagorta, CEO and board member of Industrias Synkro and CFO of the Indetel/Alcatel Company. Currently he is the CEO of CP Latina Company, a drilling contractor, and Chairman of the board of Grupo Pochteca. In addition, he is also board member of Grupo Kaluz, Bolsa Mexicana de Valores (Mexican Stock Exchange), Promotora de Empresas Zano (Proeza), Cinépolis, Empresas ICA, Grupo Aeroportuario del Centro Norte OMA, Genommalab e Industria Mexicana del Aluminio (IMASA).

MR. SERGIO ALONSO

Mr. Alonso is our Chief Executive Officer since 2015 and was, prior to his appointment as such, our Chief Operating Officer. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in 6 years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. Mr. Alonso has been a member of our board of directors since 2007. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.

FRANCISCO STATON

Mr. Francisco Staton is Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. His prior work experience includes different operating roles within the organization as well as Consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University, Cum Laude, in 2003, and subsequently earned an MBA from Columbia

Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is Woods Staton’s son.